Exhibit 99.5

GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code / : 00525)
NOTIFICATION LETTER
1 November 2013
Dear Non-registered holder(1),
Guangshen Railway Company Limited (the “Company”)
– Notice of Publication of Notice of 2013 Extraordinary General Meeting (“Current Corporate Communication”)
The English and Chinese versions of the Company’s Current Corporate Communication are available on the Company’s website at www.gsrc.com and the HKExnews’ website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk.
If you want to receive a printed version of the Current Corporate Communication, please complete the Request Form on the reverse side and return it to the Company’s H Share Registrar c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.gsrc.com or the HKExnews’ website of the Stock Exchange at www.hkexnews.hk.
Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to gsrc.ecom@computershare.com.hk.
Yours faithfully,
Guangshen Railway Company Limited
Note: (1) This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communication). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.
(1)
– 2013
www.grsc.com
www.hkexnew.hk
www.gsrc.com
www.hkexnews.hk
(gsrc.ecom@computershare.hk)
6
2013 11 1
(1) GRCH-05112013-1(0)